Mercedes-Benz Auto Lease Trust 2016-B
Investor Report

Amounts in USD

Dates

Collection Period No.	1	
Collection Period (from... to)	1-Sep-2016	31-Oct-2016
Determination Date	10-Nov-2016	
Record Date	14-Nov-2016	
Payment Date	15-Nov-2016	
Interest Period of the Class A-1 Notes (from... to)	26-Oct-2016	15-Nov-2016 Actual/360 Days 20
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 11/15/201	26-Oct-2016	15-Nov-2016 30/360 Days 19

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	220,000,000.00	220,000,000.00	170,674,448.52	49,325,551.48	224.207052	0.775793
Class A-2 Notes	407,000,000.00	407,000,000.00	407,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	315,000,000.00	315,000,000.00	315,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	95,160,000.00	95,160,000.00	95,160,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,037,160,000.00**	**1,037,160,000.00**	**987,834,448.52**	**49,325,551.48**		
Overcollateralization	195,353,851.10	195,353,851.10	203,364,785.43			
Total Securitization Value	**1,232,513,851.10**	**1,232,513,851.10**	**1,191,199,233.95**			
present value of lease payments	440,007,103.76	440,007,103.76	399,616,266.72			
present value of Base Residual Value	792,506,747.34	792,506,747.34	791,582,967.23			

	Amount	Percentage
Initial Overcollateralization Amount	195,353,851.10	15.85%
Target Overcollateralization Amount	203,364,785.43	16.50%
Current Overcollateralization Amount	203,364,785.43	16.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.750000%	91,666.67	0.416667	49,417,218.15	224.623719
Class A-2 Notes	1.150000%	247,026.39	0.606944	247,026.39	0.606944
Class A-3 Notes	1.350000%	224,437.50	0.712500	224,437.50	0.712500
Class A-4 Notes	1.520000%	76,339.47	0.802222	76,339.47	0.802222
Total		**639,470.03**		**$49,965,021.51**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,170,888,158.55**	**1,170,888,158.55**	**1,129,573,541.40**

Available 2016-B Collections

Lease Payments Received	42,504,113.07
Net Sales Proceeds-early terminations (incl Defaulted Leases)	12,951,758.30
Net Sales Proceeds-scheduled terminations	1,194,699.42
Excess wear and tear included in Net Sales Proceeds	5,456.62
Excess mileage included in Net Sales Proceeds	85,464.12
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	1,805.32
Total Available Collections	**56,652,376.11**

Distribution on the Exchange Note

(1) Total Servicing Fee		2,054,189.75
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(1.53%)	945,492.19
(3) Exchange Note Principal Distributable Amount		49,325,551.48
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		4,327,142.69
Total Distribution		**56,652,376.11**

Available Funds ABS Notes

Total Exchange Note Payments	50,271,043.67
Reserve Account Draw Amount	0.00
Total Available Funds	**50,271,043.67**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	639,470.03
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	49,325,551.48
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	306,022.16
Total Distribution	**50,271,043.67**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	2,054,189.75	2,054,189.75	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	639,470.03	639,470.03	0.00
thereof on Class A-1 Notes	91,666.67	91,666.67	0.00
thereof on Class A-2 Notes	247,026.39	247,026.39	0.00
thereof on Class A-3 Notes	224,437.50	224,437.50	0.00
thereof on Class A-4 Notes	76,339.47	76,339.47	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	639,470.03	639,470.03	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	49,325,551.48	49,325,551.48	0.00
Principal Distribution Amount	49,325,551.48	49,325,551.48	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,081,284.63
Reserve Fund Amount - Beginning Balance	3,081,284.63
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	101.03
minus Net Investment Earnings	101.03
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,081,284.63
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	101.03
Net Investment Earnings on the Exchange Note	
Collection Account	1,704.29
Investment Earnings for the Collection Period	1,805.32

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,232,513,851.10	29,821
Securitization Value beginning of Collection Period	1,232,513,851.10	29,821
Principal portion of lease payments	28,212,200.95	
Terminations- Early	11,986,573.72	
Terminations- Scheduled	456,111.48	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	659,731.00	
Securitization Value end of Collection Period	1,191,199,233.95	29,464

Pool Factor	96.65%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.27%	7.27%
Weighted Average Remaining Term (months)	23.11	22.25
Weighted Average Seasoning (months)	13.52	14.32
Aggregate Base Residual Value	909,542,444.43	898,489,426.09
Cumulative Turn-in Ratio		89.91%
Proportion of base prepayment assumption realized life to date		161.91%
Actual lifetime prepayment speed		0.56%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,190,203,308.33	29,440	99.92%
31-60 Days Delinquent	856,234.05	20	0.07%
61-90 Days Delinquent	139,691.57	4	0.01%
91-120 Days Delinquent	0.00	0	0.00%
Total	1,191,199,233.95	29,464	100.00%

Delinquency Trigger			**4.861%**
60+ Delinquency Leases to EOP Aggregate Securitization Value			0.012%
Delinquency Trigger occurred			No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	376,625.55	9	376,625.55	9
Liquidation Proceeds	265,032.85		265,032.85	
Recoveries	.00		.00	
Principal Net Credit Loss / (Gain)	111,592.70		111,592.70	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.111%	
Prior Collection Period	NA	
Second Prior Collection Period	NA	
Third Prior Collection Period	NA	
Four Month Average	0.111%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value		0.009%
Average Net Credit Loss / (Gain)		12,399.19

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	12,725,790.65	348	12,725,790.65	348
Sales Proceeds and Other Payments Received	13,261,158.46		13,261,158.46	
Residual Loss / (Gain)	(535,367.81)		(535,367.81)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.530)%	
Prior Collection Period	NA	
Second Prior Collection Period	NA	
Third Prior Collection Period	NA	
Four Month Average	(0.530)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value		(0.043)%
Average Residual Loss / (Gain)		(1,538.41)